82-3656

m-real

SUPPL

Financial Statements Bulletin 2006

6 February 2007

dw 2/16

M-REAL'S RESULT FOR 2006 NEGATIVE

M-real's 2006 result before taxes, excluding non-recurring items, improved to a loss of EUR 92 million from a loss of EUR 142 million in the previous year. The operating result excluding non-recurring items amounted to EUR 45 million (4 in 2005). The operating result improved mainly due to an increase in delivery volumes and slight increases in the prices of uncoated fine paper and coated magazine paper. Personnel costs excluding non-recurring items were down both in absolute terms and in proportion to the business volume.

The result was weakened by higher raw material prices and higher energy prices in particular, investment and maintenance shutdowns, slightly lower selling prices of folding boxboard and coated fine paper, and the strike of paper workers at the Finnish mills in May 2006. The higher raw material prices were offset by improved efficiency in production. By comparison, in 2005 profitability weakened particularly due to the labour dispute in Finland which led to lower delivery volumes in paperboard and coated magazine paper, as well as Metsä-Botnia's lower operating result.

KEY FIGURES	IV 06	III 06	II 06	I 06	IV 05	2006	2005
Sales, EUR million	1,438	1,367	1,378	1,441	1,369	5,624	5,241
EBITDA, EUR million	48	106	17	128	91	299	439
excluding non-recurring items, EUR million	104	108	71	128	106	411	384
Operating result, EUR million	-246	15	-75	35	-27	-271	36
excluding non-recurring items, EUR million	14	17	-21	35	11	45	4
Result before taxes, EUR million	-291	-22	-111	16	-49	-408	-114
excluding non-recurring items, EUR million	-31	-20	-57	16	-11	-92	-142
Result for the period, EUR million	-266	-33	-103	3	-38	-399	-80
Earnings per share, EUR	-0.81	-0.10	-0.31	0.01	-0.12	-1.21	-0.25
Return on equity, %	-52.2	-6.1	-18.3	0.5	-6.6	-18.9	-3.4
excluding non-recurring items, %	-2.6	-5.8	-9.1	0.5	-0.5	-4.4	-4.8
Return on capital employed, %	-20.3	1.8	-5.6	3.4	-1.8	-5.2	1.2
excluding non-recurring items, %	1.5	2.0	-1.2	3.4	1.4	1.4	0.5
Equity ratio at end of period, %	30.9	34.3	35.0	36.2	36.6	30.9	36.6
Gearing ratio at end of period, %	126	111	108	100	95	126	95
Interest-bearing net liabilities at end of period, EUR million	2,403	2,402	2,381	2,296	2,205	2,403	2,205
Gross investments, EUR million	123	101	101	103	144	428	452
Paper deliveries, 1,000 tonnes	1,041	1,031	1,040	1,080	1,037	4,192	4,046
Paperboard deliveries, 1,000 tonnes	288	285	284	304	268	1,161	1,006
Personnel at end of period	14,125	14,509	15,277	15,046	15,154	14,125	15,154
Dividend proposed by the Board of Directors, EUR/share						0.06	0.12

EBITDA = Earnings before interest, taxation, depreciation and amortization

The operating result for 2006, EUR -271 million (36), includes a net of EUR -316 million (32) as non-recurring items, of which EUR -260 million (-38) were booked in the fourth quarter.

The operating result excluding non-recurring items amounted to EUR 14 million in the fourth quarter (7-9/2006:17). Compared with the previous quarter, the operating result was weakened by a decrease in product inventories and positively impacted mainly by higher selling prices of uncoated fine paper.

Mikko Helander, M-real's CEO, comments on M-real's performance in 2006 and outlook:

"While our profitability excluding non-recurring items improved last year, it remained heavily negative. This has to change.

Our operating environment has changed in the past few years. We believe that the consolidation of the European paper industry will continue and that the structure of the paper merchanting market is going to change. Higher production input costs, the unprecedentedly low product prices, changes in exchange rates and the resulting weakening of our ability to compete with prices all pose changes to our operating environment.

In March 2006 M-real's Board of Directors initiated a strategic review of M-real's current business portfolio. As the first step in the review, we announced an extensive restructuring programme in October 2006. The programme includes capacity closures, a new costs savings programme, a reduction of working capital and a number of divestments. The programme is planned for completion by the end of 2007.

In connection with the restructuring programme, M-real closed its paper mill at Sittingbourne in the UK at the end of January 2007 and is closing two paper machines (PM 6 and 7) at the Gohrsmühle mill in Germany by the end of February. The Wifsta mill in Sweden will be closed by the end of June.

In order to improve its balance sheet structure and because of reduced need for pulp at its mills, M-real sold 9 per cent of Metsä-Botnia's shares to Metsäliitto Cooperative on 30 January 2007. Metsäliitto paid EUR 240 million for the shares, and M-real booked a capital gain of approximately EUR 135 million. In addition, M-real has initiated the sale process for the folding carton plants. Other divestments will be announced later.

Demand for M-real's main products is forecast to improve slightly in the first quarter of 2007 due to seasonal factors compared with the fourth quarter of 2006. In fine paper products, capacity utilisation rates are very high at the beginning of the year. We have initiated measures to increase the prices of fine paper products and are currently confident that we will be able to push through these increases at least in part. We will continue to work actively towards raising the prices of fine paper products. In uncoated magazine papers, the market situation has fallen short of our expectations in the past few months. The price increases for folding boxboard and coated magazine paper will be challenging in the short term.

The need to increase product prices is pressing for all of our main grades. We anticipate the market balance to improve for all of M-real's main paper grades due to capacity closures already implemented or planned for 2007.

The first-quarter 2007 result before taxes and excluding non-recurring items is expected to improve from the last quarter in 2006. In line with the restructuring programme, M-real's primary target for 2007 is to improve its balance sheet and its profitability. Our result for 2007 will be burdened by an increase of production input costs, estimated at more than EUR 100 million, although their impact will be eliminated through the cost savings programme. In order to achieve a positive result before taxes and non-recurring items in 2007, we must be able to raise the prices of our paper products," says Helander.

M-REAL CORPORATION

For additional information, please contact Mikko Helander, CEO, tel. +358 10 469 4300 or Seppo Parvi, CFO, tel. +358 10 469 4321.

M-REAL CORPORATION

FINANCIAL STATEMENTS BULLETIN 2006

MARKET SITUATION IN 2006

Economic growth in Western Europe accelerated markedly in 2006 compared with the previous year. Growth also continued very strongly in North America and Asia. In 2007 economic growth is generally forecast to decrease somewhat in all of the above-mentioned areas. Production input costs increased further in 2006, creating profitability pressures in various industrial sectors. On the foreign exchange market, the average rates of the US dollar and the British pound remained approximately at the previous year's level.

In Europe, printed advertising spending - one of the most important indicators of trends in paper consumption - increased at the same pace as overall economic growth. The moderate growth rate is expected to continue also in 2007.

In 2006, European deliveries by Western European coated and uncoated fine paper producers remained at somewhat higher levels compared with the previous year, while deliveries of coated magazine papers continued at the previous year's level. The deliveries of all the above-mentioned paper grades to Eastern Europe grew significantly in 2006. Overcapacity on the European paper market continued in 2006. No significant changes took place in the average paper market prices in Europe. The price of uncoated fine paper was the only one to rise slightly.

Recent capacity closures by European paper producers and further closures scheduled for the second half of 2007 will help the market regain its balance. On the other hand, the weak exchange rate of the US dollar may cause many European paper producers to try to shift their export deliveries to Europe, which would partially offset the impact of capacity closures on the internal balance within the European market.

In folding boxboard, deliveries to Europe by Western European producers increased slightly in 2006 compared with the previous year. Demand developed favourably in Eastern Europe in particular. Comparability with the previous year is affected by the labour dispute in the Finnish paper industry. The market prices of folding boxboard remained unchanged.

RESULT FOR THE PERIOD

M-real's sales in 2006 totalled EUR 5,624 million (5,241). Comparable sales rose by 8.1 per cent.

Operating result was EUR -271 million (36). The operating result includes a net of EUR -316 million (32) as non recurring items. Non-recurring income amounted to EUR 3 million (88) and non-recurring costs to EUR 319 million (56).

The most significant non-recurring costs in 2006 were:
- an impairment loss of EUR 176 million in the fourth quarter
- a write-down on fixed assets and cost provision for the closing of the Sittingbourne mill of EUR 60 million in the fourth quarter
- a write-down of EUR 15 million on the fixed assets of the Wifsta mill in the fourth quarter
- a sales loss of EUR 37 million for the Pont Sainte Maxence mill, of which EUR 35 million was in the second quarter and EUR 2 million in the third quarter
- costs related to personnel reductions at the Stockstadt, Hallein and Alizay mills totalled EUR 24 million, of which EUR 19 million was in the second quarter and EUR 5 million was in the fourth quarter
- an efficiency improvement programme in the Map Merchant Group business of EUR 6 million in the fourth quarter.

The most significant non-recurring income item in 2005 was the capital gain of EUR 81 million on the sale of Metsä-Botnia shares. The most significant non-recurring costs in 2005 were:
- a write-down and cost provision for the Pont Sainte Maxence mill, EUR 24 million
- a cost provision of EUR 15 million for the operational efficiency programme at the Swedish mills

The operating result excluding non-recurring items amounted to EUR 45 million (4). The operating result improved on the previous year due to an increase in delivery volumes and moderate increases in the prices of uncoated fine paper and coated magazine paper. Personnel costs excluding non-recurring items were down both absolutely and especially in proportion to the business volume.

The result was weakened by higher raw material prices and higher energy prices in particular, investment and maintenance shutdown, slightly lower prices of folding boxboard and coated fine paper, and the strike of paper workers at the Finnish mills in May 2006. Higher raw material prices were offset by improved production efficiency.

In 2005 profitability weakened particularly due to labour dispute in Finland which led to lower delivery volumes in paperboard and coated magazine paper, as well as Metsä-Botnia's lower operating result.

The total volume of paper deliveries was 4,192,000 tonnes (4,046,000). Production was curtailed by 238,000 tonnes in line with demand (199,000).

Deliveries of paperboard products totalled 1,161,000 tonnes (1,006,000). Production curtailments were 60,000 tonnes (44,000).

The operating result for 2006 includes 39 per cent of Metsä-Botnia's operating result. In the previous year the operating result included 47 per cent of Metsä-Botnia's operating result during January-March and 39 per cent during April-December.

The share of the results in associated companies amounted to EUR 0 million (-2).

Financial income and expenses totalled EUR -137 million (-148). Foreign exchange gains and losses from accounts receivable and payable, financial income and expenses and the valuations of currency hedging were EUR 0 million (-33). Net interest and other financial expenses amounted to EUR 137 million (115). Other financial expenses include EUR 6 million of valuation gains on interest rate hedges (4).

At the end of December the exchange rate of the US dollar against the euro was 11.6 per cent lower and the rate of the British pound against the euro 2.0 per cent higher than at the end of 2005. On average the dollar weakened by 0.9 per cent and the pound strengthened by 0.3 per cent.

The result before taxes was EUR -408 million (-114). The result before taxes excluding non-recurring items totalled EUR -92 million (-142).

The net result for the report period was EUR -399 million (-80). The positive impact of income taxes, including the change in deferred tax liability, was EUR 9 million (34).

Earnings per share were EUR -1.21 (-0.25). Earnings per share excluding non-recurring items were EUR -0.27 (-0.35).

The return on equity was -18.9 per cent (-3.4); excluding non-recurring items -4.4 per cent (-4.8). Return on capital employed was -5.2 per cent (1.2), excluding non-recurring items 1.4 per cent (0.5).

OCTOBER-DECEMBER COMPARED WITH THE PREVIOUS QUARTER

In the fourth quarter of the year, sales amounted to EUR 1,438 million (7-9/2006: 1,367). Comparable sales were up 5.1 per cent.

The operating result was EUR -246 million (15). The operating result includes a net of EUR -260 million as non-recurring items. Non-recurring income amounted to EUR 3 million and non-recurring costs to EUR 263 million. The operating result for the previous quarter included EUR 2 million of non-recurring costs.

The most significant non-recurring costs in the fourth quarter were:
- an impairment loss of EUR 176 million
- a write-down on fixed assets and a cost provision for the closing of the Sittingbourne mill of EUR 60 million
- a write-down of EUR 15 million on the fixed assets of the Wifsta mill
- personnel reductions at the Hallein mill of EUR 5 million
- an efficiency improvement programme in Map Merchant Group of EUR 6 million.

The operating result excluding non-recurring items totalled EUR 14 million (17). The operating result was negatively impacted by a decrease in product inventories and positively impacted by higher selling prices of uncoated fine paper.

The deliveries of paper products totalled 1,041,000 tonnes (1,031,000). Production was curtailed by 87,000 tonnes in line with demand (52,000).

Deliveries of paperboard products totalled 288,000 tonnes (285,000). Production curtailments were 19,000 tonnes (10,000).

The share of the results in associated companies amounted to EUR 0 million (1).

Financial income and expenses totalled EUR -45 million (-38). Foreign exchange gains and losses from accounts receivable, accounts payable, financial income and expenses and the valuation of currency hedging were EUR -4 million (-1). Net interest and other financial expenses amounted to EUR -41 million (-37). As in the previous quarter, other financial expenses do not include a valuation gain on interest rate derivatives.

At the end of December the exchange rate of the US dollar against the euro was 4.0 per cent lower and the rate of the British pound against the euro 0.9 per cent higher than at the end of September. On average, the US dollar weakened by 1.3 per cent and the pound strengthened by 1.0 per cent compared with the previous quarter.

The result before taxes excluding non-recurring items amounted to EUR -31 million (-20) and including non-recurring items to -291 million (-22).

The result for the fourth quarter was EUR -266 million (-33). The positive impact of income taxes, including the change in deferred tax liability, was EUR 25 million (-11).

Earnings per share were EUR -0.81 (-0.10); excluding non-recurring items, EUR -0.04 (-0.08).

The return on equity was -52.2 per cent (-6.1), excluding non-recurring items -2.6 per cent (-5.8). The return on capital employed was -20.3 per cent (1.8), excluding non-recurring items 1.5 per cent (2.0).

IMPAIRMENT TESTING ACCORDING TO IAS 36

M-real announced an impairment charge of approximately EUR 200 million on 18 October 2006 in accordance with IAS 36 impairment testing. The final amount has been specified at EUR 176 million, which is divided as follows:

- Commercial Printing: EUR 108 million on goodwill

- Kyro Paper: EUR 4 million on other fixed assets. Kyro Paper is included in the Consumer Packaging business area.
- Map Merchant Group: EUR 63 million, of which EUR 49 million on goodwill and EUR 14 million on other fixed assets
- M-real's share of the results of Metsä-Botnia's impairment testing: EUR 1 million.

M-real expects the impairment charges to have a positive impact of approximately EUR 2 million on its operating result from 2007 onwards. The impairment charges reduced taxes in 2006 by approximately EUR 3 million.

PERSONNEL

M-real employed an average of 14,884 people in 2006 (2005: 15,578), of whom 4,559 worked in Finland (4,687). The net reduction was 694 employees of which -71 resulted from of acquisitions and divestments.

The number of personnel at the end of the year was 14,125 employees (15,154 employees at 31 December 2005), of whom 4,220 worked in Finland (4,488). The net reduction was 1,029 employees of which -169 resulted from of acquisitions and divestments.

The Group's personnel include 39 per cent of Metsä-Botnia's personnel since 31 March 2005. Earlier numbers of personnel include 47 per cent of Metsä-Botnia's employees.

INVESTMENTS

Gross investments in 2006 totalled EUR 428 million (452), which includes a EUR 222 million share of Metsä-Botnia's investments (115). This share includes EUR 17 million paid for the shares in Metsä-Botnia's subsidiaries and associated companies in Uruguay. Total investments in fixed assets amounted to EUR 411 million.

M-real's share of Metsä-Botnia's investments is based on a 39 per cent share of ownership. In 2005 M-real's share was 47 per cent in January-March and 39 per cent in April-December.

Work on Metsä-Botnia's pulp mill investment project in Uruguay has progressed as planned. The mill, which will produce one million tonnes of eucalyptus pulp, will start up in the third quarter of 2007. The total cost of the investment is approximately USD 1.1 billion.

2006 saw the completion of a EUR 60 million investment at the Simpele mill, which included modernisation of the board machine, replacement of the reeler and reel and sheet packaging unit, and increase in sheeting capacity. The investment increased the mill's annual production capacity to EUR 215,000 tonnes of folding boxboard.

ACQUISITIONS, DIVESTMENTS, AND RESTRUCTURING

On 30 June 2006, M-real sold the Pont Sainte Maxence specialty paper mill in France to the German company Arques Industries. A loss of EUR 37 million for the sale of the mill was booked in 2006. The annual capacity of the Pont Sainte Maxence mill was 120,000 tonnes. The mill employed approximately 200 people.

On 29 September 2006, Kyro Corporation and M-real Corporation agreed on an arrangement which gives M-real the option to purchase the Kyröskoski natural gas powerplant from Kyro. The plant is owned by Kyro Power Oy, a subsidiary of Kyro Corporation. According to the agreement, M-real will be able to exercise its option to purchase in the summer of 2007 when the current energy supply agreement between M-real and Kyro expires.

FINANCING

At the end of the year, the equity ratio was 30.9 per cent (31 December 2005: 36.6) and the gearing ratio 126 per cent (95). Some of M-real's loan agreements specify a limit of 120 per cent for the company's gearing ratio and a limit of 30 per cent for the equity ratio. When calculating the gearing ratio, non-cash write-offs on fixed assets can be returned to shareholders' equity. The maximum amount of such returns is EUR 300 million out of which EUR 263 million have been utilised at the end of 2006. When calculating the equity ratio, deferred tax liability can be added to shareholders' equity. Calculated as specified in the agreements, M-real's gearing ratio at the end of 2006 was approximately 111 per cent and the equity ratio approximately 36 per cent.

Interest-bearing net liabilities amounted to EUR 2,403 million at the end of the year (2,205). Seven per cent of the Group's long-term loans were denominated in foreign currencies. Of these loans, 80 per cent was subject to variable interest rates and the rest to fixed interest rates. The average interest rate on the loans was 6.0 per cent and the average maturity of long-term loans was 4.1 years at the end of the year. The interest rate maturity was 7 months at the end of the year. During the report period the interest rate maturity has varied between 7 and 16 months.

Cash flow arising from operations amounted to EUR 367 million (318). Working capital was down EUR 65 million (up EUR 82 million).

At the end of the period under review, an average of 7 months of net foreign currency exposure was hedged. The degree of hedging during the period has varied between 7 and 9 months; approximately 97 per cent of the shareholders' equity denominated in currencies other than euro was hedged at the end of the report period.

Liquidity is good. Liquidity at the end of 2006 was EUR 1,779 million, of which EUR 1,597 million consisted of binding long-term credit commitments and EUR 182 million represented liquid funds and investments. In addition, to meet its short-term financing needs, M-real had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 700 million.

In December, M-real issued a EUR 400 million 4-year floating rate Eurobond. The bond will mature on 15 December 2010 and its confirmed rate of interest is 3-month Euribor plus 3.625 per cent. The bond was issued for the purpose of refinancing the company's existing loans.

On 7 July 2006, Moody's Investors Services downgraded the rating on M-real's long-term credits from Ba3 to B2. The rating outlook remained negative.

On 4 August 2006, Standard & Poors Ratings Services downgraded the rating on M-real's long-term credits from BB- to B+. The rating outlook remained negative.

SHARES

The highest price of M-real's B share on the Helsinki Stock Exchange in 2006 was EUR 5.62, the lowest EUR 3.26 and the average price EUR 4.41. At the end of the year, the price of the Series B share was EUR 4.79. The average price in 2005 was EUR 4.36. The last quotation of the share price at the end of 2005 was EUR 4.22.

The trading volume of the Series B share was EUR 2,322 million, or 179 per cent of the shares outstanding. The market value of the Series A and B shares at the end of the year totalled EUR 1,573 million.

On 31 December 2006, Metsäliitto Cooperative owned 38.6 per cent of M-real Corporation's shares and the voting rights conferred by these shares was 60.5 per cent. International investors owned 36.2 per cent of the shares.

The Annual General Meeting on 13 March 2006 authorized the Board of Directors for one year from the date of the Annual General Meeting to decide on increasing the share capital through one or more rights issues and/or one or more issues of convertible bonds such that in the rights issue or issue of convertible bonds, a total

maximum of 58 365 212 M-real Corporation Series B shares with a nominal value of EUR 1.70 can be subscribed for, and that the company's share capital can be increased by a total maximum of EUR 99 220 860.40. The authorization will confer the right to disapply shareholders' pre-emptive right to subscribe for new shares and/or issues of convertible bonds and to decide on the subscription prices and other terms and conditions. Shareholders' pre-emptive subscription rights can be disapplied providing that there is a significant financial reason for the company to do so, such as strengthening of the company's balance sheet, making possible business structuring arrangements or taking other measures for developing the company's business operations. The Board of Directors may not disapply the pre-emptive subscription rights on behalf of a related party.

BOARD OF DIRECTORS AND AUDITORS

The Annual General Meeting elected the following persons to M-real's Board of Directors: Mr Heikki Asunmaa, Titular Counsellor of Forest Economy; Mr Kim Gran, President of Nokian Tyres plc; Mr Kari Jordan, President & CEO of Metsäliitto Cooperative; Mr Asmo Kalpala, CEO of Tapiola Group; Mr Erkki Karmila, Executive Vice President of Nordic Investment Bank; Mr Runar Lillandt, Titular Farming Counsellor; Mr Antti Tanskanen, CEO of the OP Bank Group, and Mr Arimo Uusitalo, Titular Farming Counsellor. The term of office of the Board members extends up to the end of the next Annual General Meeting.

At its organising meeting, the Board of Directors elected Mr Kari Jordan as Chairman and Mr Arimo Uusitalo as Vice Chairman.

The Annual General Meeting elected as M-real's auditors Mr Göran Lindell, Authorized Public Accountant, and the Authorized Public Accountants PricewaterhouseCoopers Oy, with Mr Jouko Malinen, Authorized Public Accountant, acting as Principal Auditor and Mr Björn Renlund, Authorized Public Accountant, and Mr Markku Marjomaa, Authorized Public Accountant, acting as deputy auditors. The term of office of the auditors and deputy auditors lasts until the end of the next Annual General Meeting.

COMPETITION AUTHORITY INVESTIGATIONS

The European Commission closed the investigations into fine paper in August 2006 and into magazine paper in November 2006. No sanctions were imposed on M-real as a result of the investigations.

In connection with the European Commission investigations, purchasers of magazine paper filed several class action complaints in the United States, citing M-real as one of the defendants alongside other paper producers. In November 2006, the claimants for the most significant class action abandoned their action against M-real and a number of other defendants. M-real is still a defendant in two class actions, for which it is actively pursuing a resolution.

STRATEGY REVIEW AND RELATED MEASURES

On 13 March 2006, M-real's Board of Directors initiated a strategic review of M-real's current business portfolio, with a view to M-real exploring the opportunities of participating in the consolidation and restructuring of the European paper industry and the potential benefits of participation. On 18 October 2006, M-real announced an extensive restructuring programme as a first step in its strategic review.

The programme includes capacity closures, a new EUR 100 million cost savings programme and potential divestments. The programme took effect immediately with a planned completion by the end of 2007. M-real also launched a programme to reduce working capital by EUR 100 million. M-real has defined and initiated most of the costs savings measures and working capital reductions. The sale process for the folding carton plants has begun and other eventual divestments will be announced later. More information about mill closures and the sale of the stake in Metsä-Botnia can be found under the heading Events After The Balance Sheet Date.

All measures required by the cost saving programme of EUR 200 million announced in 2004 were brought to completion in 2006. The programme was completed ahead of schedule.

M-real's Board of Directors appointed Mikko Helander as the new CEO for M-real as of 18 October 2006. His predecessor, Hannu Anttila, was appointed Executive Vice President, Strategy, for Metsäliitto Group.

EVENTS AFTER THE BALANCE SHEET DATE

The Sittingbourne paper mill in the UK was closed at the end of January 2007. The fine paper machines (PM 6 and 7) at the Gohrsmühle mill in Germany will be closed by the end of February 2007 and the Wifsta fine paper mill in Sweden by the end of June. EUR 76 million relating to these closures were recognised as an expense in the annual accounts in 2006 and a cost provision of approximately EUR 50–60 million will be booked in the first quarter of 2007 to complete the closures. The cash impact of the closures is estimated at approximately EUR -80 million, of which just over half will be realised in 2007 and the rest in 2008-2010. The result and cash impacts will be specified as the closures are carried out. The planned closures did not have a significant cash impact in 2006.

M-real Corporation sold 9 per cent of Metsä-Botnia's shares to Metsäliitto Cooperative for EUR 240 million on 30 January 2007, booking a capital gain of approximately EUR 135 million.

NEAR TERM OUTLOOK

Economic growth in Europe is generally forecast to slow down somewhat in 2007 although continuing at a moderate rate. Printed advertising spending is forecast to grow somewhat faster than overall economic growth.

Production input costs will continue to grow. The price of wood in particular has recently increased markedly. This is attributable to the increased use of wood as an energy source and availability problems caused by the mild early winter in Northern Europe.

The demand for M-real's main products was very good in the last quarter of 2006. The demand for paperboard products was at a reasonable level, while the demand for coated magazine paper fell short of our expectations. Demand for M-real's main products is forecast to improve slightly in the first quarter of 2007 due to seasonal factors. In fine paper products, capacity utilisation rates are very high at the beginning of the year. We have initiated measures to increase the prices of fine paper products. As a result of the targeted increases, we are confident the prices of both uncoated and coated fine papers will rise slightly in the first quarter of 2007 compared with the last quarter of 2006. We will also continue to work actively towards raising the prices of fine paper products. The price increases for folding boxboard and coated magazine paper will be challenging in the short term.

We anticipate the market balance to improve for all of M-real's main paper grades due to capacity closures already implemented or planned for 2007. The need to increase product prices is pressing for all of our main paper grades.

Implementation of the restructuring programme, announced in October 2006 as the first step in M-real's strategy review, is progressing as planned. The strategic review continues. The first-quarter result before taxes and excluding non-recurring items in 2007 is expected to improve from the last quarter in 2006.

Espoo, 6 February 2007

THE BOARD OF DIRECTORS

BUSINESS AREAS AND MARKET DEVELOPMENT

Consumer Packaging

	IV 06	III 06	II 06	I 06	IV 05	2006	2005	2006/05 change
Sales	241	236	237	257	231	971	864	+12.4%
EBITDA	25	38	24	44	37	131	125	
EBITDA, %	10.4	16.1	10.1	17.1	16.0	13.5	14.5	
Operating result	0	17	2	24	16	43	41	
Operating result, %	0.0	7.2	0.8	9.3	6.9	4.4	4.7	
Non-recurring items	-4	0	0	0	0	-4	0	
Return on capital employed, %	0.3	7.5	1.3	10.9	7.8	5.1	4.8	
Return on capital employed excluding non-recurring items, %	2.1	7.5	1.3	10.9	7.8	5.5	4.8	
Deliveries, 1,000 tonnes	288	285	284	304	268	1,161	1,006	+15.4%
Paperboard production, 1,000 tonnes	279	273	270	299	272	1,121	985	+13.8%

EBITDA = Earnings before interest, taxation, depreciation and amortization

2006 compared with 2005

The Consumer Packaging business area reported an operating result of EUR 47 million excluding non-recurring items for 2006 (41). The operating result including non-recurring items amounted to EUR 43 million (41). The result includes an impairment charge of EUR 4 million on Kyro Paper's fixed assets. In 2005 the result was weakened by the 7-week labour dispute in the Finnish paper industry and the resulting decrease in production and delivery volumes. In 2006 profitability was weakened by the increase in energy cost and oil-driven costs as well as the machine investment at the Simpele mill in the second quarter.

Deliveries by Western European folding boxboard producers increased by 6 per cent compared with the previous year. M-real's deliveries were up 16 per cent. In 2005 delivery volumes were exceptionally low due to the labour dispute in the Finish paper industry. The average selling price of folding boxboard decreased slightly on the previous year.

The volume of linerboard deliveries increased markedly. The average selling price remained on par with the previous year.

The fourth quarter compared with the previous quarter

The business area's operating result weakened on the previous quarter, amounting to EUR 4 million excluding non-recurring items (17).The operating result including non-recurring items was EUR 0 million. The result was weakened by a decrease in product inventories and higher fixed costs.

Deliveries by Western European folding boxboard producers decreased by 2 per cent compared with the previous quarter. M-real's deliveries of folding boxboard remained on par with the previous quarter. The selling price of folding boxboard remained stable.

Demand for linerboard was good. The delivery volume was markedly higher than in the third quarter. The selling price denominated in euros remained unchanged.

Publishing

	IV 06	III 06	II 06	I 06	IV 05	2006	2005	2006/05 change
Sales	220	226	216	225	230	887	796	+11.4%
EBITDA	23	36	23	32	34	114	98	
EBITDA, %	10.5	15.9	10.6	14.2	14.8	12.9	12.3	
Operating result	3	14	2	11	13	30	14	
Operating result, %	1.4	6.2	0.9	4.9	5.7	3.4	1.8	
Non-recurring items	0	0	0	0	0	0	-2	
Return on capital employed, %	1.4	5.3	0.9	4.1	4.8	3.0	1.3	
Return on capital employed excluding non-recurring items, %	1.4	5.3	0.9	4.1	4.8	3.0	1.6	
Deliveries, 1,000 tonnes	313	320	307	318	326	1,258	1,146	+9.8%
Production, 1,000 tonnes	283	307	270	307	315	1167	1072	+8.9%

EBITDA = Earnings before interest, taxation, depreciation and amortization

2006 compared with 2005

The business area reported an operating result of EUR 30 million for 2006 (-14). In 2005 the operating result was significantly weakened by the labour dispute in the Finnish paper industry. The 2006 result was positively impacted by the increase in the average selling price and cost saving measures, while the rise in the price of energy had a negative impact on the result.

Deliveries by Western European coated magazine paper producers remained at the previous year's level in 2006. The Publishing business area's delivery volume was up 10 per cent. 2005 was affected by the labour dispute in the Finnish paper industry.

The fourth quarter compared with the previous quarter

The business area's operating result was EUR 3 million in the fourth quarter (14). The operating result does not include non-recurring items. The operating result was weakened by a change in inventories, higher manufacturing costs and lower delivery volumes. The average selling price also decreased slightly.

Deliveries by Western European coated magazine paper producers decreased by 2 per cent. The Publishing business area's delivery volume was down 2 per cent.

Commercial Printing

	IV 06	III 06	II 06	I 06	IV 05	2006	2005	2006/05 change
Sales	369	361	380	394	376	1504	1488	+1.1%
EBITDA	-33	14	-26	24	3	-21	58	
EBITDA, %	-8.9	3.9	-6.8	6.1	0.8	-1.4	3.9	
Operating result	-179	-10	-51	-2	-41	-242	-62	
Operating result, %	-48.5	-2.8	-13.4	-0.5	-10.9	-16.1	-4.2	
Non-recurring items	-173	-2	-41	0	-29	-216	-29	
Return on capital employed, %	-63.3	-3.2	-16.2	-0.5	-13.7	-21.7	-4.9	
Return on capital employed excluding non-recurring items, %	-1.9	-2.6	-3.2	-0.5	-3.9	-2.1	-2.6	
Deliveries, 1,000 tonnes	464	453	481	497	469	1,895	1,866	+1.6%
Production, 1,000 tonnes	464	456	494	509	476	1,923	1,880	+2.3%

EBITDA = Earnings before interest, taxation, depreciation and amortization
Pont Sainte Maxence is included until 30 June 2006.

2006 compared with 2005

The Commercial Printing business area reported an operating result of EUR -26 million (-33) excluding non-recurring items for 2006. The operating result including non-recurring items was EUR -242 million (-62). The most significant non-recurring items were an impairment charge of EUR 108 million, a write-down on fixed assets and a provision for the closing of the Sittingbourne mill of EUR 60 million, a sales loss of EUR 37 million for the Pont Sainte Maxence mill and costs of EUR 9 million related to the efficiency improvement programmes at the Stockstadt and Hallein mills.

Profitability was positively impacted by a 5 per cent increase in comparable delivery volumes and lower fixed costs. The selling prices remained at previous year's level. The result was weakened by the increase in the fibre costs and energy costs in particular.

Deliveries by Western European coated fine paper manufacturers increased by 4 per cent. M-real's deliveries of coated fine paper were up 3 per cent on the previous year.

The fourth quarter compared with the previous quarter

The business area's operating result excluding non-recurring items amounted to EUR -6 million in the fourth quarter (-8). The operating result including non-recurring items was EUR -179 million (-10). The fourth-quarter result includes non-recurring expenses of EUR 173 million (an impairment charge of EUR 108 million, a write-down and a provision of EUR 60 million for the Sittingbourne mill and a cost of EUR 5 million for the personnel reduction programme at the Hallein mill). The previous quarter includes EUR 2 million of non-recurring items arising from the adjustment of the sale price of the Pont Sainte Maxence mill.

Lower fixed costs had a positive impact on profitability, while somewhat higher energy and raw material costs had a negative impact.

Deliveries by Western European coated fine paper manufacturers increased by 3 per cent. M-real's total deliveries of coated fine paper were up 2 per cent. The average selling price denominated in euros was on par with the previous quarter. The price of speciality paper increased.

Office Papers

	IV 06	III 06	II 06	I 06	IV 05	2006	2005	2006/05 change

Sales	189	181	174	183	167	727	704	+3.3%
EBITDA	26	15	-2	20	18	59	57	
EBITDA, %	13.8	8.3	-1.1	10.9	10.8	8.1	8.1	
Operating result	-4	-1	-17	4	3	-18	-5	
Operating result, %	-2.1	-0.6	-9.8	2.2	1.8	-2.5	-0.7	
Non-recurring items	-15	0	-10	0	0	-25	-9	
Return on capital employed, %	-1.9	-0.2	-9.0	2.2	1.6	-2.3	-0.5	
Return on capital employed excluding non-recurring items, %	6.0	-0.2	-3.7	2.2	1.6	1.0	0.6	
Deliveries, 1,000 tonnes	264	258	251	266	242	1,039	1,034	+0.5%
Production, 1,000 tonnes	253	259	252	264	258	1,028	1,034	-0.6%

EBITDA = Earnings before interest, taxation, depreciation and amortization

2006 compared with 2005

The Office Papers business area reported an operating result of EUR 7 million excluding non-recurring items for 2006 (4). The operating result including non-recurring items amounted to EUR -18 million (-5). The most significant non-recurring items in 2006 were a EUR 15 million write-down on the Wifsta mill's fixed assets and Office Papers' EUR 10 million share of the provision for the efficiency improvement programme at Alizay in the second quarter. The 2005 result included non-recurring expenses of EUR 9 million which were mainly related to the efficiency improvement programme at the Swedish mills.

The operating result was positively affected by an increase in the average selling price and weakened by higher raw material costs.

Total deliveries by Western European uncoated fine paper producers were up 3 per cent. The delivery volume of the Office Papers business area was on par with 2005.

The fourth quarter compared with the previous quarter

The business area's operating result excluding non-recurring items amounted to EUR 11 million in the fourth quarter (-1). The operating result including non-recurring items totalled EUR -4 million (-1). The above-mentioned EUR 15 million write-down on the Wifsta mill's fixed assets was reported as a non-recurring item.

The operating result was positively affected by an increase in the average selling price and lower fixed costs.

Total deliveries by Western European uncoated fine paper producers were down 4 per cent. The delivery volume of the Office Papers business area's products was up 2 per cent.

Map Merchant Group

	IV 06	III 06	II 06	I 06	IV 05	2006	2005	2006/05 change
Sales	377	342	354	365	357	1438	1390	+3.5%
EBITDA	5	5	8	9	2	27	26	
EBITDA, %	1.3	1.5	2.3	2.5	0.6	1.9	1.9	
Operating result	-59	3	7	7	0	-42	18	
Operating result, %	-15.6	0.9	2.0	1.9	0.0	-2.9	1.3	
Non-recurring items	-69	0	0	0	-4	-69	-4	
Return on capital employed, %	-82.8	4.9	8.2	8.7	2.1	-14.2	6.0	
Return on capital employed excluding non-recurring items, %	14.0	4.9	8.2	8.7	7.1	8.6	7.2	
Deliveries, 1,000 tonnes	367	347	354	363	347	1,431	1,359	+5.3%

EBITDA = Earnings before interest, taxation, depreciation and amortization

2006 compared with 2005

The Map Merchants Group reported an operating result of EUR 27 million (22) excluding non-recurring items for 2006. Operating result including non-recurring items totalled EUR -42 million (18). The result includes EUR 69 million of non-recurring items, which consist of a EUR 63 million impairment loss (EUR 49 million on goodwill and EUR 14 million on other fixed assets) and a EUR 6 million provision related to the cost savings programme. All non-recurring items were booked in the fourth quarter of the year. The 2005 result includes non-recurring expenses of EUR 4 million booked in the second quarter.

Profitability was positively affected by an increase in delivery volumes and the improvement in selling prices towards the end of the year.

The fourth quarter compared with the previous quarter

The business area's operating result excluding non-recurring items amounted to EUR 10 million (3) in the fourth quarter. The operating result including non-recurring items was EUR -59 million (3). The operating result includes the above-mentioned non-recurring expenses.

Profitability was positively affected by increased delivery volumes and higher selling prices.

M-REAL CORPORATION

Mikko Helander
CEO

M-REAL GROUP (all figures unaudited)

CONDENSED CONSOLIDATED INCOME STATEMENT

EUR million	2006	2005	Change	IV 06
Continuing operations:				
Sales	**5 624**	**5 241**	**383**	**1 438**
Other operating income	116	206	-90	18
Operating expenses	-5 441	-5 008	-433	-1 407
Depreciation and impairment losses	-570	-403	-167	-295
Operating result	**-271**	**36**	**-307**	**-246**
% of sales	-4.8	0.7		-17.1
Share of results in associated companies	0	-2	2	0
Net exchange gains and losses	0	-33	33	-4
Other financial income and expenses, net	-137	-115	-22	-41
Result before taxes	**-408**	**-114**	**-294**	**-291**
% of sales	-7.3	-2.2		-20.2
Income taxes	9	34	-25	25
Result for the period	**-399**	**-80**	**-319**	**-266**
% of sales	-7.1	-1.5		-18.5
Attributable to:				
Shareholders of parent company	-396	-81	-315	-265
Minority interest	-3	1	-4	-1
Earnings per share for result attributable to the shareholders of parent company, euros	-1.21	-0.25	-0.96	-0.81

CONDENSED CONSOLIDATED BALANCE SHEET

EUR million	31.12.2006	%	31.12.2005	%
ASSETS				
Non-current assets				
Goodwill	376	6.1	568	9.0
Other intangible assets	62	1.0	86	1.4
Tangible assets	3 156	51.1	3 178	50.2
Biological assets	52	0.8	36	0.6
Shares in associated and other companies	109	1.8	114	1.8
Interest bearing receivables	34	0.6	46	0.7
Deferred tax receivables	31	0.5	33	0.5
Other non-interest bearing receivables	18	0.3	23	0.3
	3 838	62.2	**4 084**	64.5
Current assets				
Inventories	676	11.0	749	11.8
Receivables				
Interest bearing receivables	163	2.6	167	2.7
Non-interest bearing	1 210	19.6	1 215	19.2
Cash and cash equivalents	182	2.9	112	1.8
	2 231	36.1	**2 243**	35.5
Assets classified as held for sale	103	1.7		
Total assets	**6 172**	100.0	**6 327**	100.0
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Equity attributable to shareholders of parent company	1 843	29.9	2 271	35.9
Minority interest	63	1.0	45	0.7
Total equity	**1 906**	30.9	**2 316**	36.6
Non-current liabilities				
Deferred tax liabilities	284	4.6	336	5.3
Post employment benefit obligations	199	3.2	211	3.3
Provisions	79	1.3	62	1.0
Other non-interest bearing liabilities	28	0.5	60	0.9
Interest bearing liabilities	2 182	35.4	1 877	29.7
	2 772	45.0	**2 546**	40.2
Current liabilities				
Non-interest bearing liabilities	865	14.0	813	12.9
Interest bearing liabilities	599	9.7	652	10.3
	1 464	23.7	**1 465**	23.2
Liabilities classified as held for sale	30	0.4		
Total liabilities	**4 266**	69.1	**4 011**	63.4
Total shareholders' equity and liabilities	**6 172**	100.0	**6 327**	100.0

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

EUR million	2006	2005	IV 06
Cash flow from Operating Activities			
Result for the period	-399	-80	-266
Adjustments to the result, total	701	480	306
Change in working capital	65	-82	139
Cash flow arising from Operations	**367**	**318**	**179**
Finance costs, net	-113	-136	-56
Income taxes paid	-32	-46	-8
Net cash flow arising from Operating Activities	**222**	**136**	**115**
Investments in intangible and tangible assets	-428	-452	-123
Asset sales and other investing cash flow	28	312	14
Net cash flow arising from Investing Activities	**-400**	**-140**	**-109**
Minority's share in share issue	31	12	3
Changes in loans and in other financial items	259	-100	78
Dividends paid	-39	-39	0
Net cash flow arising from Financial Activities	**251**	**-127**	**81**
Changes in Cash and Cash Equivalents	**73**	**-131**	**87**
Cash and Cash Equivalents at beginning of period	112	242	96
Translation adjustments	-2	1	0
Changes in Cash and Cash Equivalents	73	-131	87
Assets held for sale (carton plants)	-1	0	-1
Cash and Cash Equivalents at end of period	182	112	182

STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

EUR million	Share capital	Share premium fund	Translation differences	Fair value and other reserves	Retained earnings	Minority interest	Total
Shareholders´equity January 1, 2005, IFRS	**558**	**667**	**6**	**2**	**1 160**	**37**	**2 430**
Net expenses recognised directly in equity							
Translation differences			-7				-7
Net investment hedge, net of tax			7				7
Currency flow hedges recorded in equity, net of tax				-2			-2
Changes in minority interest during the period							
The sale of Forestia Oy						-3	
The sale of Metsä-Botnia shares (8%)						-3	
Metsä-Botnia restructuring in Uruguay						14	
Other change						-1	
Total						7	7
Result for the period					-81	1	-80
Total recognised income for the period			0	-2	-81	8	-75
Dividends paid					-39		-39
Shareholders´ equity December 31, 2005, IFRS	**558**	**667**	**6**	**0**	**1 040**	**45**	**2 316**
Net expenses recognised directly in equity							
Translation differences			-3				-3
Net investment hedge, net of tax							
Currency flow hedges transferred to income statement, net of tax				2			2
Recorded in equity, net of tax				11			11
Interest flow hedges recorded in equity, net of tax				3			3
Commodity hedges recorded in equity, net of tax				-6			-6
Change in minority interest during the period							
Metsä-Botnia restructuring in Uruguay						22	
Other changes						0	0
Total						22	22
Result for the period					-396	-3	-399
Total recognised income for the period			-3	10	-396	19	-370
Dividends paid					-39	-1	-40
Shareholders´ equity December 31, 2006, IFRS	**558**	**667**	**3**	**10**	**605**	**63**	**1 906**

KEY RATIOS	2006	2005	IV 06
Sales, EUR million	5 624	5 241	1 438
Operating result, EUR million	-271	36	-246
excl. non-recurring items	45	4	14
Result before taxes, EUR million	-408	-114	-291
excl. non-recurring items	-92	-142	-31
Result for the period, EUR Million	-399	-80	-266
Earnings per share, EUR	-1.21	-0.25	-0.81
excl. non-recurring items, EUR	-0.27	-0.35	-0.04
From continuing operations, EUR	-1.21	-0.25	-0.81
From discontinued operations, EUR	0.00	0.00	0.00
Return on equity, %	-18.9	-3.4	-52.2
excl. non-recurring items, %	-4.4	-4.8	-2.6
Return on capital employed, %	-5.2	1.2	-20.3
excl. non-recurring items, %	1.4	0.5	1.5
Equity ratio, %	30.9	36.6	30.9
Gearing ratio, %	126	95	126
Shareholders´ equity per share, EUR	5.62	6.92	5.62
Interest-bearing net liabilities, EUR million	2 403	2 205	2 403
Gross capital expenditure, EUR million	428	452	123
Personnel at the end of the period	14 125	15 154	14 125

SECURITIES AND GUARANTEES

EUR million	12/06	12/05
For own loans	77	108
For associated companies	1	1
For affiliated companies	5	5
For others	3	10
Total	86	124

OPEN DERIVATIVE CONTRACTS, EUR million	12/06	12/05
Interest rate derivatives	2 828	7 416
Currency derivatives	4 747	5 364
Other derivatives	152	54
Total	7 727	12 834

The fair value of open derivative contracts calculated at market value at the end of the review period was EUR -8.3 million (EUR -37.3 million Dec 31, 2005).

Also include other closed contracts to a total amount of EUR 3 664.0 million (EUR 8 164.8 million Dec 31, 2005).

Quarterly information

SALES BY SEGMENTS EUR million	2006	2005	IV 06	III 06	II 06	I 06	IV 05	III 05
Consumer Packaging	971	864	241	236	237	257	231	196
Publishing	887	796	220	226	216	225	230	181
Commercial Printing	1504	1488	369	361	380	394	376	381
Office Papers	727	704	189	181	174	183	167	174
Map Merchant Group	1438	1390	377	342	354	365	357	341
Internal sales and other operations	97	-1	42	21	17	17	8	-4
Group total	**5624**	**5241**	**1438**	**1367**	**1378**	**1441**	**1369**	**1269**

OPERATING RESULT BY SEGMENTS EUR million	2006	2005	IV 06	III 06	II 06	I 06	IV 05	III 05
Consumer Packaging	43	41	0	17	2	24	16	14
Publishing	30	14	3	14	2	11	13	14
Commercial Printing	-242	-62	-179	-10	-51	-2	-41	0
Office Papers	-18	-5	-4	-1	-17	4	3	-3
Map Merchant Group	-42	18	-59	3	7	7	0	5
Other operations	-42	30	-7	-8	-18	-9	-18	-10
Operating result	**-271**	**36**	**-246**	**15**	**-75**	**35**	**-27**	**20**
% of sales	-4.8	0.7	-17.1	1.1	-5.4	2.4	-2.0	1.6
Share of result in associated companies	0	-2	0	1	0	-1	2	0
Net exchange gains and losses	0	-33	-4	-1	-3	8	-7	0
Other financial income and expenses, net	-137	-115	-41	-37	-33	-26	-17	-19
Result on continuing operations before tax	**-408**	**-114**	**-291**	**-22**	**-111**	**16**	**-49**	**1**
Income tax	9	34	25	-11	8	-13	11	2
Result on continuing operations	**-399**	**-80**	**-266**	**-33**	**-103**	**3**	**-38**	**3**
Result on discontinued operations	0	0	0	0	0	0	0	0
Result for the period	**-399**	**-80**	**-266**	**-33**	**-103**	**3**	**-38**	**3**
Minority interest	3	-1	1	2	1	-1	2	-1
Profit/loss attributable to shareholders of parent company	**-396**	**-81**	**-265**	**-31**	**-102**	**2**	**-36**	**2**
Earnings per share, EUR	-1.21	-0.25	-0.81	-0.10	-0.31	0.01	-0.12	0.01

NON-RECURRING ITEMS	**2006**	**2005**	**IV 06**	**III 06**	**II 06**	**I 06**	**IV 05**	**III 05**
Consumer Packaging	-4	0	-4	0	0	0	0	0
Publishing	0	-2	0	0	0	0	0	0
Commercial Printing	-216	-29	-173	-2	-41	0	-29	0
Office Papers	-25	-9	-15	0	-10	0	0	0
Map Merchant Group	-69	-4	-69	0	0	0	-4	0
Other operations	-2	76	1	0	-3	0	-5	0
Non-recurring items in operations, total	**-316**	**32**	**-260**	**-2**	**-54**	**0**	**-38**	**0**
Non-recurring financial items	**0**	**-4**	**0**	**0**	**0**	**0**	**0**	**0**
Non-recurring items. total	**-316**	**28**	**-260**	**-2**	**-54**	**0**	**-38**	**0**
Operating result excl. non-recurring items	45	4	14	17	-21	35	11	20
% of sales	-0.8	0.1	1.0	1.2	-1.5	2.4	0.8	1.6
Result before taxes, excl. non-recurring items	-92	-142	-31	-20	-57	16	-11	1
% of sales	-1.6	-2.7	-2.2	-1.5	-4.1	1.1	-0.8	0.1
Earnings per share, excl. non-recurring items	-0.27	-0.35	-0.04	-0.08	-0.16	0.01	-0.01	0.01
Return on equity, excl. non-recurring items	-4.4	-4.8	-2.6	-5.8	-9.1	0.5	-0.5	0.4
Return on capital, excl. non-recurring items	1.4	0.5	1.5	2.0	-1.2	3.4	1.4	2.3

RETURN ON CAPITAL EMPLOYED, %	2006	2005	IV 06	III 06	II 06	I 06	IV 05	III 05
Consumer Packaging	5.1	4.8	0.3	7.5	1.3	10.9	7.8	6.7
Publishing	3.0	1.3	1.4	5.3	0.9	4.1	4.8	5.6
Commercial Printing	-21.7	-4.9	-63.3	-3.2	-16.2	-0.5	-13.7	0.0
Office Papers	-2.3	-0.5	-1.9	-0.2	-9.0	2.2	1.6	-1.1
Map Merchant Group	-14.2	6.0	-82.8	4.9	8.2	8.7	2.1	4.5
GROUP TOTAL	-5.2	1.2	-20.3	1.8	-5.6	3.4	-1.8	2.3

CAPITAL EMPLOYED EUR million	12/06	09/06	06/06	03/06	12/05	9/05	6/05
Consumer Packaging	883	914	907	917	878	857	835
Publishing	1 069	1 091	1 094	1 124	1 094	1 077	1 056
Commercial Printing	1 040	1 208	1 243	1 273	1 178	1 204	1 225
Office Papers	722	742	746	754	762	764	780
Map Merchant Group	258	313	318	323	324	315	308
Other assets	722	609	578	514	610	506	479
GROUP TOTAL	4 694	4 877	4 886	4 904	4 846	4 723	4 683

Segment's capital employed includes segments' assets (=goodwill, other intangible assets, tangible assets, biological assets, investments in associated companies, inventories and accounts receivables, prepayment and accrued income (excluding interest and tax items)) deducted by segments' liabilities (= accounts payable, advances received and accruals and deferred income (excluding interest and tax items)).

PERSONNEL Average	2006	2005
Consumer Packaging	2 573	2 667
Publishing	1 437	1 486
Commercial Printing	4 425	4 816
Office Papers	1 822	1 948
Map Merchant Group	2 841	2 515
Other operations	2 146	2 146
GROUP TOTAL	14 884	15 578

DELIVERIES

1000 tons	2006	2005	IV 06	III 06	II 06	I 06	IV 05	III 05
Consumer Packaging	1 161	1 006	288	285	284	304	268	226
Publishing	1 258	1 146	313	320	307	318	326	257
Commercial Printing	1 895	1 866	464	453	481	497	469	480
Office Papers	1 039	1 034	264	258	251	266	242	254
Paper businesses total	4 192	4 046	1 041	1 031	1 040	1 080	1 037	991
Map Merchant Group	1431	1359	367	347	354	363	347	337

PRODUCTION

1000 tons	2006	2005	IV 06	III 06	II 06	I 06	IV 05	III 05
Consumer Packaging	1 121	985	279	273	270	299	272	292
Publishing	1 167	1 072	283	307	270	307	315	294
Commercial Printing	1 923	1 880	464	456	494	509	476	482
Office Papers	1 028	1 034	253	259	252	264	258	260
Paper mills total	4 119	3 985	1 000	1 023	1 016	1 079	1 048	1 036
Metsä-Botnia's pulp [1)]	983	901	255	243	234	251	252	234
M-real's pulp	1 754	1 533	449	443	422	440	421	379

[1)] Equals to M-real's ownership in Metsä-Botnia (39 per cent beginning from II 2005, 47 per cent before that).

Pont Sainte Maxence is included in Commercial Printing´s figures in all tables until II 2006.

M-REAL CORPORATION

Mikko Helander
CEO

82 - 3696

M-REAL LAUNCHES PROGRAMME TO IMPROVE PROFITABILITY OF OPERATIONS IN FINLAND

Metsäliitto Group's subsidiary M-real is starting up a programme to improve the profitability of its operations in Finland. The programme aims to achieve a full profit improvement of some 40 million euros from the beginning of 2009. The measures to be taken will involve almost all units, and it is estimated that implementing the programme will reduce the number of employees by about 600 persons in addition to those concerned by the presently ongoing programmes. As far as can presently be seen, it will not be necessary to close any of the production plants entirely. The realisation of the profit impact and of the reduction of the number of personnel both depend on the outcome of the statutory workplace consultations.

"M-real has today announced its result for 2006, which still shows heavy losses. The restructuring programme announced on 18 October 2006, which is proceeding in many respects more rapidly than was planned, focuses on M-real's units outside Finland. The programme we announced today aims to return M-real to profitability in our Finnish units as well," says CEO Mikko Helander.

A thoroughgoing re-engineering process has already begun with changes in the top management as well as in the support functions in head office, where the consultation process continues. The more extensive profit improvement programme to be implemented in the Finnish mills means that on 8 February M-real will present all personnel groups with its proposal to start consultations in accordance with the Finnish Act on Cooperation within Undertakings. The consultations will concern M-real's production units in Kirkniemi, Kyro, Kemi, Simpele, Joutseno, Kaskinen, Kangas, Äänekoski, Lielahti and the Tako carton plant in Finland.

The statutory consultations will start up in the week beginning on 12 February, and be concluded by the end of March at the latest. They will be conducted in each unit and function by utilising local knowledge. In the consultations, ways will be sought to make operations profitable and thus to safeguard the continuation of operations in the localities involved. In addition, M-real will also discuss with the personnel groups and trade unions about "change security" with regard to all personnel groups in the event of personnel reductions.

"In cooperation with the representatives of the personnel, we want to ensure that there will be at least one paper industry company in Finnish hands in Finland in the future too, giving work to Finnish people and processing Finnish wood. I believe that the programme announced today will help us achieve that goal," Mikko Helander declares.

More information:
Mikko Helander, CEO, tel. +358 10 469 4300
Anne-Mari Achrén, Group Communications, tel. +358 10 469 4541

NOTICE OF ANNUAL GENERAL MEETING

A notice is hereby given that the Annual General Meeting of M-real Corporation will be held in Finlandia Hall at the address Mannerheimintie 13 e, 00100 Helsinki on Tuesday, 13 March 2007, at 3.00 p.m.

The agenda of the meeting includes the matters within the competence of the Annual General Meeting under Article 10 of the Articles of Association and Chapter 5, Paragraph 3 of the Companies Act as well as the matter stated in Items 5 and 11 of this notice of meeting:

1. Presentation of the financial statements and auditors' report

2. Adoption of the financial statements

3. Consideration of the result for the financial year and dividend payout
The Board of Directors has decided to propose to the Annual General Meeting that a dividend of EUR 0.06 per share be paid for the financial year 2006. The dividend will be paid to shareholders who on the record date, 16 March 2007, have been entered in the company's Shareholder Register kept by Finnish Central Securities Depository Ltd. The Board of Directors proposes to the Annual General Meeting that the dividend be paid out on 23 March 2007.

4. Granting of release from liability to the members of the Board of Directors, the chief executive and the chief executive's deputy

5. Amending the Articles of Association

The Board of Directors proposes to the Annual General Meeting that due to the new Companies Act the following provisions of the Article 6 of the Articles of Association regarding the share issue shall be removed:

> "In case of an increase or decrease of the share capital within the limits of the minimum capital and the maximum capital, the increase shall issue or the decrease shall reduce the required number of A Shares and B Shares in the former proportions. However, a General Meeting of shareholders may with a majority of votes of no less than two-thirds (2/3) decide that a new issue to be carried out for one class of shares only."
>
> "When increasing the share capital, holders of A Shares and B Shares have a priority right to subscribe only for new shares of the corresponding class, unless a General Meeting of Shareholders rules otherwise in a new issue with a majority votes of no less than two-thirds (2/3)."

Priority requirements corresponding the provisions of the Articles of Association to be removed are included in the new Companies Act from which a public limited liability company may not deviate in this respect.

6. Emoluments of members of the Board of Directors

7. The number of members of the Board of Directors
The Board of Directors' Nomination Committee proposes to the Annual General Meeting that the number of members of the Board of Directors shall be kept unchanged.

8. Election of the members of the Board of Directors
The Board of Directors' Nomination Committee proposes to the Annual General Meeting that Board members Heikki Asunmaa, Kim Gran, Kari Jordan, Erkki Karmila, Runar Lillandt, Antti Tanskanen and Arimo Uusitalo to be re-elected as a members and Juha Niemelä elected as a new member of the Board of Directors for the next term of office that will continue until the end of the next Annual General Meeting.

9. Auditors' fee
The Board of Director proposes in accordance with the Audit Committee's recommendation that a fee in accordance with the auditor's invoice shall be paid to the auditor who is elected by the Annual General Meeting.

10. Election of the auditor
According to M-real Corporation's Articles of Association, the company shall have two regular auditors and two deputy auditors. The regular auditors and deputy auditors must be auditors or firms of independent public accountants authorised by the Central Chamber of Commerce. The auditors' term of office shall be the company's financial year during which they have been elected.

The Board of Director proposes in accordance with the Audit Committee's recommendation that that the following persons/firms be elected as the company's auditors: Göran Lindell, Authorized Public Accountant, and the firm of independent public accountants PriceWaterhouseCoopers Oy, with Johan Kronberg, Authorized Public Accountant, acting as Principal Auditor and Jouko Malinen and Markku Marjomaa acting as deputy auditors.

11. Proposal for authorizing the Board of Directors to decide on share issue and/or issue of convertible bond
The Board of Directors proposes that it be authorized for the time being to decide on increasing the share capital through one or more share issues and/or one or more issues of convertible bonds accordant with the Chapter 10 of the Companies Act so that in the rights issue or issue of convertible bonds, a total maximum of 58,365,212 Series B shares of M-real Corporation with a nominal value of EUR 1.70 can be subscribed for, and that the company's share capital can be increased by a total maximum of 99,220,860.40 euros.

The authorization will entitle to deviate from the shareholders' pre-emptive right to subscribe for new shares and/or issues of convertible bonds and to decide on the subscription prices and other terms and conditions. Shareholders' pre-emptive subscription rights can be deviated from providing that there is a significant financial reason for the company to do so, such as strengthening of the company's balance sheet, making possible business structuring arrangements or taking other measures for developing the company's business operations.

Annual Report and public posting of documents

The financial statement documents and the Board of Directors' proposal for amending the Articles of Association are available for public inspection at the company's head office at the address Revontulentie 6, 02100 Espoo, for one week before the Annual General Meeting. Copies of these documents will be sent to shareholders upon request.

Right to participate in and vote at the Annual General Meeting
Those shareholders are entitled to participate in the Annual General Meeting who
1) have been entered in the Shareholder Register kept by Finnish Central Securities Depository Ltd by Friday, 2 March 2007, and
2) who have registered for the Annual General Meeting no later than 4.00 p.m. on Friday, 9 March 2007.

Registration in the Shareholder Register
A shareholder in whose name the shares are made out is automatically entered in the company's Shareholder Register. A nominee-registered shareholder can be temporarily entered in the company's Shareholder Register in order to participate in the Annual General Meeting, providing this is done by 2 March 2007.

Registration for the Annual General Meeting
Shareholders can register for the Annual General Meeting either by telephone on +358 1046 94530, telefax on +358 1046 94529 or by email at the address eija.niittynen@m-real.com, or in writing at the address M-real Oyj, Eija Niittynen, P.O. Box 20, FI-02020 Metsä, Finland.

Advance delivery of proxies
A proxy entitling an authorized person to vote on behalf of a shareholder at the Annual General Meeting must be delivered to the above-mentioned address before the close of the registration period at 4.00 p.m. on Friday, 9 March 2007.

Espoo, 6 February 2007

M-real Corporation

Board of Directors

END